Exhibit 7

Computation of consolidated ratio of earnings to fixed charges

The following table sets out the calculation ratio of earnings to fixed charges (unaudited) for the periods indicated. The ratios are calculated based on earnings and charges determined in accordance with A-IFRS. The ratios calculated on a US GAAP basis are not materially different from the A-IFRS ratios presented below.

	Year ended 30 September

	2007	2006	2005
	(in millions of AUD except ratios )

Profit before income tax	5,148	4,547	4,172
Add Fixed charges	15,849	12,529	10,365
Less Minority interest in subsidiaries that have not incurred fixed charges	(67)	(54)	(251)
Earnings before tax and fixed charges	20,930	17,022	14,286

Interest expense	15,762	12,449	10,285
Portion of rent estimated to represent interest expense	87	80	80
Fixed charges	15,849	12,529	10,365

Ratio of earnings to fixed charges	1.32	1.36	1.38